January 27, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. John Hartz, Senior Assistant Chief Accountant
Division of Corporation Finance

NewMarket Corporation

Form 10-K for the fiscal year ended December 31, 2008

File No. 1-32190

Dear Mr. Hartz:

We are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 21, 2010, with respect to the above-referenced filings.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Definitive Proxy Statement on Schedule 14A

Bonus, page 13

Bonus pool, page 13

1.	We note your response to comment 13 in our letter dated December 10. 2009. In your response, you state that “senior management” recommended the preliminary target bonus opportunities for each named executive officer. In future filings, if applicable, please identify the members of senior management who provide the recommendations for each named executive officer. In addition, in future filings, if applicable, please disclose both the preliminary and adjusted target bonus opportunity amounts.

Response

In future filings, we will identify, if applicable, the members of senior management who provide the recommendations for each named executive officer. We will also disclose both the preliminary and adjusted target bonus opportunity amounts, if applicable, in future filings.

Securities and Exchange Commission

January 27, 2010

Weighting of Performance Measures (Individual and Corporate), page 14

2.	We note your response to comment 15 in our letter dated December 10, 2009. In future filings, if applicable, please clarify what you mean by “recurring earnings excluding special items” and “earnings per share from continuing operations excluding special items.” In doing so, you may wish to define these terms.

Response

In future filings, we will clarify, if applicable, what we mean by “recurring earnings excluding special items” and “earnings per share from continuing operations excluding special items.”

* * * * * * *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-5055 or, in my absence, Wayne Drinkwater at (804) 788-5538.

Very truly yours,

By:	/s/ David A. Fiorenza
David A. Fiorenza
Vice President and Treasurer

cc:	Thomas E. Gottwald

David A. Fiorenza

M. Rudolph West

Wayne C. Drinkwater